UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

ACCO BRANDS CORPORATION
(Exact name of registrant as specified in its charter)
____________________________

Delaware	001-08454	36-2704017
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Four Corporate Drive Lake Zurich, IL 60047		60047
(Address of principal executive offices)		(Zip Code)

Pamela R. Schneider, Senior Vice President, General Counsel and Secretary: (847) 796-4116
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report.
As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://www.accobrands.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Information concerning conflict minerals from recycled or scrap sources that may be contained in our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.
Item 1.02 - Exhibit.
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits.
Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation (Registrant)
Date:	June 1, 2015	By:	/s/ Pamela R. Schneider
Name: Pamela R. Schneider
Title: Senior Vice President
General Counsel, and Secretary

INDEX TO EXHIBITS

Exhibit
Number        Description of Exhibit

1.01        Conflict Minerals Report for the calendar year ended December 31, 2014